Detail by Document Number

Florida Limited Liability Company
MASTER RENOVATIONS ASSOCIATES, LLC

Filing Information

Document NumberL16000144674FEI/EIN NumberNONEDate Filed08/02/2016StateFLStatusACTIVELast EventLC AMENDMENTEvent Date Filed10/21/2016Event Effective DateNONE

Principal Address

1404 S. ANDREWS AVENUE
FT. LAUDERDALE, FL 33316

Mailing Address

1404 S. ANDREWS AVENUE
FT. LAUDERDALE, FL 33316

Registered Agent Name & Address

COKER, RICHARD G, JR.
1404 S. ANDREWS AVENUE
FT. LAUDERDALE, FL 33316

Authorized Person(s) Detail

Name & Address

Title MGR

BEESON, JAMES M
7099 E. TROPICAL WAY
PLANTATION, FL 33317

Title MGR

WIELHOUWER, DANIEL
7876 MANDARIN DRIVE
BOCA RATON, FL 33433

Annual Reports

No Annual Reports Filed

Document Images